02045825

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

PE
7/12/12

RECD S.E.C.
JUL 15 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 July 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 10 July 2002 sent to the London Stock Exchange under its requirements to submit notification of major interests in shares.

One Company Announcement notification dated 11 July 2002 sent to the London Stock Exchange under its requirements to submit notification of major interests in shares.

PROCESSED
P JUL 18 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 10 July 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:

Registered Name	**Number of Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,083,850
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	18,857,227
Chase Nominees Ltd Woolgate House Coleman Street London EC2P 2HD	36,249,899
Midland Bank plc 5 Lawrence Hill Poutney Hill London EC4R OE	1,715,600
Bankers Trust 59 ½ Southmark Street 2nd Floor London SE1 OHH	23,920,742
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	934,300
Citibank London 11 Old Jewry London EC2R 8D8	289,700

Morgan Guaranty 83 Pall Mall London SW1Y 5ES	3,888,000
Nortrust Nominees 156 Bishopsgate London EC2M 3XS	25,370,634
State Street Bank & Trust Co	2,631,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	7,993,930
HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	9,589,093
Mellon Bank NA London Branch London	1,950,000
Northern Trust AVFC South Africa	1,548,600
KAS UK Kass Associate PO Box 178 1000 AD Amsterdam	308,700
Mellon Nominees (UK) Ltd 150 Buchanan Street Glasgow G1 2DY	936,700
Bank One London	1,307,900
Clydesdale Bank plc	243,700
Capital International S.A.:	
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	466,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,140,600
Midland Bank plc 5 Laurence Poutney Hill EC4R OE	76,500

Royal Bank of Scotland Regents House 42 Islington High Street London N1 8XL	2,821,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London	176,600
Vidacos Nominees Ltd Citibank NA Lewisham House 25 Molesworth Street London SE13 7EX	818,750
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	364,200

Capital International, Inc.:

HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	238,260

Capital Research and Management Company:

Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	116,844,646

5. Number of shares / amount of stock acquired

266,767,131

6. Percentage of issued class

3.08%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

9 July 2002 - Date of Section 198 Notification

11. Date company informed

11 July 2002

12. Total holding following this notification

266,767,131

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Kelly Knight
Shareholder Services
01753 628 138

16. Name and signature of authorised company official responsible for making this notification

Kelly Knight

Date of notification

11 July 2002